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                              UNITED STATES              SEC FILE NUMBER

                    SECURITIES AND EXCHANGE COMMISSION   ----------------------
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                                                         CUSIP NUMBER
                          Washington, D.C. 20549
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                               FORM 12b-25

                             NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K    [x] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q
             [ ] Form N-SAR

               For Period Ended:  December 31, 2002

               [  ] Transition Report on Form 10-K
               [  ] Transition Report on Form 20-F
               [  ] Transition Report on Form 11-K
               [  ] Transition Report on Form 10-Q
               [  ] Transition Report on Form N-SAR
               For the Transition Period Ended:  Not Applicable
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Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable
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Part I - REGISTRANT INFORMATION

EMBOTELLADORA ANDINA S.A.

Full Name of Registrant

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Not applicable

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Former Name if Applicable

Avenida Andres Bello 2687, 20th floor
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Address of principal executive office

Santiago, Chile
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City, state and zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following
[x] the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

                        (Attach Extra Sheets if Needed)

In connection with the preparation of the annual report on Form 20-F and the accompanying officers' certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, for the fiscal year ending December 31, 2002, the registrant determined that the design of the registrant's disclosure controls and procedures needed to be changed in order to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to it by others within those entities. Revised disclosure controls and procedures have been implemented and the registrant's independent auditors PricewaterhouseCoopers are in the process of evaluating their effectiveness. Completion of the auditor's evaluation is expected imminently. However, due to the time required for a full effectiveness evaluation of the revised disclosure controls and procedures, the registrant's principal executive officer and its principal financial officer expect that they will be unable to obtain and review the accuracy of the independent auditors' conclusions or otherwise adequately evaluate the effectiveness of the registrant's disclosure controls and procedures without unreasonable effort prior to the filing deadline. The registrant expects to file its Form 20-F on or before July 15, 2003.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Karin O'Connor                    +56-2                  338-0520
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            (Name)                        (Area code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [x] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                           EMBOTELLADORA ANDINA S.A.

                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2003                                By: /s/ Osvaldo Garay
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                                                       Osvaldo Garay
                                                       Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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